Exhibit 3.1

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS OF

H&E EQUIPMENT SERVICES, INC.

Pursuant to a resolution duly adopted by the Board of Directors (the “Board”) of H&E Equipment Services, Inc., a Delaware corporation, effective January 13, 2025, the Amended and Restated Bylaws of H&E Equipment Services, Inc. (the “Bylaws”) were amended to insert Article X to read as follows:

1. A new ARTICLE X of the Bylaws is hereby added as follows:

“ARTICLE X.

FORUM FOR ADJUDICATION OF DISPUTES

Unless the Corporation consents in writing otherwise, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or if the Court of Chancery for the State of Delaware does not have jurisdiction, a state court located within the State of Delaware or, if no state court located within the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising out of or relating to any provision of the General Corporation Law of the State of Delaware or the Corporation’s Certificate of Incorporation, as amended, or these Bylaws (each, as in effect from time to time) or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. Further, unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any claim or cause of action arising under the Securities Act of 1933, as amended. This Article X shall not apply to claims brought pursuant to the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to these provisions. The existence of any prior consent by the Corporation to the selection of an alternative forum shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Article X with respect to any current or future actions or claims.”

2. This amendment shall be effective as of the date it is approved by the Board.

3. Except as otherwise provided herein, the Bylaws shall remain in full force and effect.

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